

Joshua Dahn · 3rd

Executive Director at Astra Nova School, Co-Founder at Synthesis

Los Angeles Metropolitan Area · **Contact info**

500+ connections

🔒 **Message**   **More**

| Synthesis |
| Miami University |

Highlights

 **You both worked at Teach For America**
Joshua worked at Teach For America before you started

🔒 Message

Activity

2,003 followers

Joshua hasn't posted lately
Joshua's recent posts and comments will be displayed here.

Show all activity →

Experience

 **Co-Founder**
Synthesis
Jul 2020 - Present · 2 yrs

 **Founder, Executive Director**
Astra Nova School
Jun 2020 - Present · 2 yrs 1 mo
Los Angeles, California, United States

 **Co-Founder, Head of School**
Ad Astra School
Jun 2014 - Aug 2020 · 6 yrs 3 mos
Los Angeles, California, United States

 **Instructor**
Mirman School
Aug 2012 - Jun 2014 · 1 yr 11 mos
Los Angeles, California, United States

 **Corps Member, Fifth Grade Teacher, Gifted Specialist**
Teach For America
Jun 2008 - Aug 2012 · 4 yrs 3 mos
Las Vegas, Nevada, United States

Education

 **Miami University**
Bachelor's Degree, Philosophy and American Studies

 **University of Nevada-Las Vegas**
Master's Degree, Curriculum and Instruction (TFA Cohort)

Honors & awards

Board of Trustees- Viewpoint School

Conundrums with ClassDojo

Guest Lecturer-- University of California, Berkeley

Show all 11 honors & awards →

Interests

Companies   Schools

 **Teach For America**
174,783 followers

 **Mindjoy**
1,162 followers

Show all 13 companies →